Exhibit 99.1

DATE: Oct. 26, 2014

MEDIA CONTACT:	INVESTOR CONTACTS:
Tom Droege (918) 573-4034	John Porter (918) 573-0797	Sharna Reingold (918) 573-2078

Williams, Williams Partners L.P. and Access Midstream Partners, L.P.

Announce Merger Agreement

•	Merger To Create Premier Large-Cap MLP with Expected ~$5 Billion 2015 Adjusted EBITDA, Industry-Leading 10% to 12% Annual LP Unit Distribution Growth Rate through 2017 Guidance Period with Strong Growth Beyond and Strong Cash Coverage

•	Approximately $50 Billion Total Transaction Value; Transaction Terms Improved for Both ACMP and WPZ vs. Original June Proposal

•	Expect $3.65 per Unit Distribution in 2015, Up 50% and 30%, Respectively, from ACMP’s 2014 and 2015 Distribution Guidance

•	Expect Solid Investment-Grade Credit Ratings

•	Expect to Close Merger in Early 2015; Targeting January

•	Williams Reaffirms Planned 15% Annual Dividend Growth Guidance Through 2017 Guidance Period and Strong Growth Beyond

TULSA, Okla. – Williams (NYSE: WMB), Williams Partners L.P. (NYSE: WPZ), and Access Midstream Partners, L.P. (NYSE: ACMP) today announced that Williams Partners and Access Midstream Partners have entered into a merger agreement. Williams owns controlling interests in the two master limited partnerships (MLP).

“This is another big step toward our goal of becoming the leading natural gas infrastructure provider in North America,” said Williams’ Chief Executive Officer Alan Armstrong. “The combination of Access Midstream Partners’ intense focus on natural gas gathering with Williams Partners’ broader service offerings along the value chain is yielding even more robust growth opportunities. Additionally, the people at both partnerships bring valuable skills, experiences and best practices that will strengthen the combined partnership’s ability to execute and grow. This transaction advances our strategy to connect the best supplies to the best markets by allowing us to provide even more service and market options for our customers.”

Upon completion of the merger, expected to occur by early 2015, the merged MLP is anticipated to be one of the largest and fastest growing MLPs with expected 2015 adjusted EBITDA of approximately $5 billion, industry-leading 10% to 12% annual limited partner unit distribution growth rate through the 2017 guidance period and with expected strong growth beyond. Distribution coverage is expected to be at or above 1.1x or an aggregate of $1.1 billion through the 2017 guidance period. Cash distributions for 2015 are expected to total $3.65 per limited partner unit, up 50% and 30% over ACMP’s 2014 and 2015 distribution guidance, respectively. The merged MLP expects to pay a regular cash distribution in the first quarter of 2015 in the amount of $0.85 per unit, up 53% over the ACMP distribution paid in the first quarter of the prior year (assuming that the merger closes before the distribution record date). Full financial guidance for the merged MLP is expected to be announced following completion of the merger.

“Both Access and Williams Partners are experiencing robust growth, and this growth will benefit both our customers and our employees,” said ACMP’s Chief Executive Officer Mike Stice. “We expect customers to benefit from the expanded organizational capability and enhanced national scale that the combined business provides. We’re already seeing employees benefit from opportunities for advancement and from the additional benefits of being a member of the larger Williams family.”

The merged MLP will feature large-scale positions across three key components of the midstream sector, including natural gas pipelines, gathering and processing and natural gas liquids and petrochemical services.

•	Natural Gas Pipelines – Transco, Northwest and Gulfstream represent the nation’s premier interstate pipeline network. Transco is the nation’s largest and fastest-growing pipeline system.

•	Gathering and Processing – Large-scale positions in growing natural-gas supply areas in major shale and unconventional producing areas, including the Marcellus, Utica, Piceance, Four Corners, Wyoming, Eagle Ford, Haynesville, Barnett, Mid-continent and Niobrara. Additionally, the merged MLP’s business would include oil and natural gas gathering services in the deepwater Gulf of Mexico.

•	Natural Gas Liquids and Petrochemical Services – Unique downstream presence on the Gulf Coast and in western Canada provides differentiated long-term growth.

Key Merger Agreement Terms

Under the terms of the merger agreement, WPZ will merge with a subsidiary of ACMP in a unit-for-unit exchange at a ratio of 0.86672 ACMP common units per WPZ common unit held by the WPZ public unitholders. Williams initially proposed the merger of ACMP and WPZ on June 15, 2014, concurrent with the announcement that Williams had acquired the ACMP common units and general partner interests in ACMP owned by Global Infrastructure Partners. Under the original terms, Williams proposed that ACMP would acquire WPZ at an exchange ratio of 0.85 ACMP common units for each WPZ common unit plus additional consideration of $0.81 per WPZ common unit to be paid by ACMP in cash or additional ACMP common units. After subsequent negotiations, the parties agreed that the WPZ public unitholders would receive 0.86672 ACMP common units which represented the original 0.85 ACMP common units plus additional consideration of approximately $1.02 per WPZ common unit in the form of additional ACMP common units, based on the closing price of ACMP as of October 24, 2014. Williams agreed to reduce the exchange ratio it would receive in the merger to offset the approximately $1.02 of value provided to the WPZ public unitholders.

Prior to the completion of the merger, ACMP will effect a subdivision of its common units and each public unitholder of ACMP will receive 0.06152 additional ACMP common units for each ACMP common unit they hold. In the aggregate, the public unitholders of ACMP will receive approximately 6.3 million new ACMP common units with a value of approximately $381 million, or approximately $3.74 per public ACMP common unit, based on the closing price of ACMP as of October 24, 2014. The 6.3 million units, or approximately $381 million, represents additional value for ACMP public unitholders versus the original June proposal. Williams agreed to reduce the exchange ratio it would receive in the merger to offset the approximately $3.74 of value provided to the ACMP unitholders in the subdivision of the ACMP common units. Taking into account the impact of the subdivision of the ACMP common units and the terms of the merger agreement, the ACMP conflicts committee concluded the impact of the transactions on the public ACMP unitholders represents an effective exchange ratio of approximately 0.80 ACMP common units for each WPZ common unit outstanding (as compared to the original 0.85 pre-subdivision proposal).

Prior to the merger, Williams will hold approximately 306.4 million WPZ common units (including WPZ Class D Units which will convert to common units in conjunction with the merger) and approximately 101.8 million ACMP common units (including approximately 12.9 million ACMP Class B Units). Upon consummation of the merger and related transactions, Williams is expected to receive approximately 251.5 million ACMP common units (including approximately 800 thousand ACMP Class B Units), representing a net effective exchange ratio of approximately 0.82080 ACMP common units for each WPZ common unit held by Williams. After giving effect to the merger and related transactions, Williams is expected to hold approximately 353.3 million ACMP common units (including approximately 13.7 million ACMP Class B Units), representing approximately 58.8% of the limited partner interest in the merged MLP. In the merger and related transactions, Williams will receive approximately 8.9 million fewer ACMP common units (or approximately $544 million, based on the closing price of ACMP as of October 24, 2014) than it would have received in the June proposal. Under their existing terms, all of the ACMP Class B Units will convert to ACMP common units in February 2015 following the record date for the fourth quarter distribution. Williams will continue to own 100% of the general partner interest and related incentive distribution rights and will continue to control the merged MLP.

The merger terms were negotiated, reviewed and approved by the conflicts committees of the boards of directors of the general partner of each partnership. Each of the ACMP Conflicts Committee, which is comprised of the independent members of the board of directors of ACMP’s general partner, and the WPZ Conflicts Committee, which is comprised of the independent members of the board of directors of WPZ’s general partner, has unanimously approved the merger, the merger agreement and the related transactions. As part of their evaluation process, the conflicts committees retained independent legal and financial advisors and each committee received a fairness opinion from its financial advisor.

The approval and adoption of the merger agreement and the merger by WPZ requires approval by a majority of the outstanding WPZ common units. A subsidiary of Williams, Williams Gas Pipeline Company LLC, which owns a sufficient number of WPZ common units to approve the merger on behalf of all WPZ unitholders, has executed a support agreement in which it has irrevocably agreed to consent to the merger. The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement on Form S-4 related to the issuance of new ACMP common units to the WPZ common unit holders.

As a result of the merger, WPZ will become wholly owned by ACMP. The merged MLP will be named Williams Partners L.P. (NYSE:WPZ) and will be based in Tulsa with major offices in Oklahoma City, Houston, Pittsburgh, Salt Lake City and Calgary.

Williams Dividend Increases & Transition to Pure Play GP Holding Company

As planned, Williams increased its third-quarter 2014 dividend 32% to $0.56, or $2.24 on an annualized basis. The sharp increase in the third quarter dividend resulted from Williams’ July 1 acquisition of controlling interests in ACMP as well as the decision to accelerate its planned shift to a pure play GP holding company. In addition to the third-quarter 2014 dividend increase, Williams also is affirming dividend-growth guidance of approximately 15% annually – from the higher third-quarter 2014 base – through 2017 with planned dividends of approximately $1.96 in 2014, $2.46 in 2015, $2.82 in 2016, and $3.25 in 2017. Williams expects excess cash flow available after dividends of more than $300 million for the two-year-period 2015 through 2016.

To complete Williams’ transition to a pure-play GP holding company, Williams plans to complete the drop-down of its remaining NGL & Petchem Services assets and projects by late 2014 or early 2015. Williams expects to have invested approximately $600 million in the drop-down assets by year-end 2014. This drop-down transaction will be subject to WPZ’s board conflicts committee analysis and approval. WPZ expects to finance this acquisition with revolver borrowings or long-term debt. Williams plans to use cash proceeds from the dropdown to repay revolver borrowings and for general corporate purposes.

Williams was advised by UBS Investment Bank, Barclays, Citi and Gibson Dunn. The WPZ conflicts committee was advised by Robert W. Baird & Co. Incorporated and Baker Botts L.L.P. The ACMP conflicts committee was advised by Evercore and Richards, Layton & Finger. ACMP was advised by Latham & Watkins.

Management Changes

In conjunction with today’s merger-agreement announcement, the following management changes are planned:

Following the closing of the merger, it is expected that J. Mike Stice will continue in his role as a director of the general partner of the merged MLP. Stice, who currently serves as chief executive officer of the general partner of ACMP, will retire as an officer of the company upon the closing of the merger.

Robert S. Purgason, current chief operating officer of the general partner of ACMP, is expected to join Williams as senior vice president overseeing the ACMP operations. Purgason will report directly to Williams’ president and chief executive officer Alan Armstrong. When the merger is complete, it is expected that Purgason also will serve the merged MLP as one of its general partner’s senior vice presidents, rather than as its chief operating officer.

David C. Shiels, who currently serves as chief financial officer of the general partner of ACMP will leave the company to pursue other opportunities after the merger closes. He will continue in his current role until the merger is complete.

Upon the closing of the merger, it is expected that Alan Armstrong and Donald Chappel will serve the merged MLP as its general partner’s chief executive officer and chief financial officer, respectively. Chappel currently serves as chief financial officer of Williams and Williams Partners.

“I want to recognize and thank Mike, Bob and Dave, along with the rest of the Access Midstream organization, for their achievements to build an organization that has delivered significant value for investors, customers, employees and the communities where they have operations,” Armstrong said. “We look forward to expanding on that value creation as we continue to integrate our organizations and operations.”

About Williams, Williams Partners and Access Midstream Partners

Williams, headquartered in Tulsa, Okla., is one of the leading energy infrastructure companies in North America. It owns controlling interests in both Williams Partners L.P. and Access Midstream Partners, L.P. through its ownership of 100 percent of the general partner of each partnership. Additionally, Williams owns approximately 66 percent and 50 percent of the limited partner units of Williams Partners L.P. and Access Midstream Partners, L.P., respectively.

On June 15, 2014 Williams proposed the merger of Williams Partners and Access Midstream Partners. The proposed merger has been approved by boards of each partnership.

Williams Partners L.P. owns and operates both on-shore and offshore assets of approximately 15,000 miles of natural gas gathering and transmission pipelines, 1,800 miles of NGL transportation pipelines, an additional 11,000 miles of oil and gas gathering pipelines and numerous other energy infrastructure assets. The partnership’s operated facilities have daily gas gathering capacity of approximately 11 billion cubic feet, processing capacity of approximately 7 billion cubic feet, NGL production of more than 400,000 barrels per day and domestic olefins production capacity of 1.35 billion pounds of ethylene and 90 million pounds of propylene per year.

Access Midstream Partners, L.P. owns and operates natural gas midstream assets across nine states, with an average net throughput of approximately 3.9 billion cubic feet per day and more than 6,495 miles of natural gas gathering pipelines. Headquartered in Oklahoma City, the partnership’s operations are focused on the Barnett, Eagle Ford, Haynesville, Marcellus, Niobrara and Utica Shales and the Mid-Continent region of the U.S. For more information about Williams, Williams Partners and Access Midstream Partners, visit www.williams.com, www.williamslp.com and www.accessmidstream.com.

Non-GAAP Measures

This press release includes combined adjusted EBITDA for Williams Partners and Access Midstream Partners for 2015, which is a non-GAAP financial measure as defined under the rules of the SEC.

For Williams Partners L.P. we define adjusted EBITDA as net income (loss) attributable to partnership before income tax expense, net interest expense, depreciation and amortization expense, equity earnings from investments and allowance for equity funds used during construction, adjusted for equity investments cash distributions to partnership and certain other items management believes affect the comparability of operating results.

Access Midstream Partners defines adjusted EBITDA as net income (loss) before income tax expense, interest expense, depreciation and amortization expense and certain other items management believes affect the comparability of operating results.

The table below presents a reconciliation of adjusted EBITDA to the nearest GAAP financial measure for 2015 (in millions):

	Williams		Access
	Partners		Midstream		Combined
	Low	High	Low	High	Low	High
Net income after tax attributable to partnership	$1,755	$2,105	$470	$645
Net interest expense	645	665	225	175
Income tax expense	45	55	5	5
Equity earnings from investments	(310)	(340)	—	—
Equity investments cash distributions to partnership	360	400	—	—
Depreciation & amortization (DD&A)	1,010	1,060	550	525
Equity allowance for funds used during construction	(90)	(100)	—	—

Adjusted EBITDA attributable to partnership	$3,415	$3,845	$1,250	$1,350	$4,665	$5,195

This press release also refers to the financial measure – cash distribution coverage ratio – that is also a non-GAAP financial measure as defined under the rules of the SEC.

For Williams Partners L.P. we also calculate the ratio of distributable cash flow to the total cash distributed (cash distribution coverage ratio). This measure reflects the amount of distributable cash flow relative to our cash distribution. We define distributable cash flow as net income plus depreciation and amortization and cash distributions from our equity investments less our earnings from our equity investments, income attributable to noncontrolling interests and maintenance capital expenditures. We also adjust for payments and/or reimbursements under omnibus agreements with Williams and certain other items.

Management uses these financial measures because they are accepted financial indicators used by investors to compare company performance. In addition, management believes that these measures provide investors an enhanced perspective of the operating performance of the partnership’s assets and the cash that the business is generating. Adjusted EBITDA is not intended to represent cash flows for the period, nor is it presented as an alternative to net income or cash flow from operations. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with United States generally accepted accounting principles.

Forward-Looking Statements

The reports, filings, and other public announcements of The Williams Companies, Inc. (“Williams”), Williams Partners L.P. (“WPZ”), and Access Midstream Partners, L.P. (“ACMP”) may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “proposed,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	The closing and expected timing of the proposed merger of ACMP and WPZ (the “Proposed Merger”);

•	The levels of dividends to Williams stockholders;

•	Expected levels of cash distributions and distribution coverage by ACMP and WPZ, or the merged partnership, with respect to general partner interests, incentive distribution rights, and limited partner interests;

•	The expected benefits of the Proposed Merger;

•	The expected timing of the drop-down of Williams’ remaining NGL & Petchem Services assets and projects;

•	Expected credit ratings;

•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Cash flow from or results of operations;

•	Seasonality of certain business components;

•	Natural gas, natural gas liquids, and olefins prices, supply, and demand; and

•	Demand for our services.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this presentation. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Whether WPZ, ACMP, or the merged partnership will produce sufficient cash flows to provide the level of cash distributions we expect;

•	Whether Williams is able to pay current and expected levels of dividends;

•	The credit ratings of ACMP or WPZ or the merged partnership determined by nationally-recognized credit rating agencies;

•	Availability of supplies, market demand, and volatility of commodity prices;

•	Inflation, interest rates, and fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers);

•	Exposure to the credit risk of our customers and counterparties;

•	ACMP’s dependence on Chesapeake Energy Corporation, Total E&P USA, Inc., Mitsui & Co., Anadarko Petroleum Corporation and Statoil for a majority of its revenues;

•	The strength and financial resources of our competitors and the effects of competition;

•	Whether we are able to successfully identify, evaluate and execute investment opportunities;

•	Our ability to acquire new businesses and assets and successfully integrate those operations and assets, including ACMP’s business, into our existing businesses as well as successfully expand our facilities;

•	The impact of operational and developmental hazards and unforeseen interruptions;

•	The ability to recover expected insurance proceeds related to the Geismar plant;

•	ACMP’s dependence on Exterran Partners, L.P. for a significant portion of its compression capacity;

•	Our ability to operate assets on land owned by third parties or to access to third-party pipelines interconnected to our gathering systems;

•	Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

•	Williams’ costs and funding obligations for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

•	WPZ’s allocated costs for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Risks related to financing, including restrictions stemming from debt agreements, future changes in credit ratings and the availability and cost of capital;

•	Development of alternative energy sources;

•	The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

•	Risks associated with weather and natural phenomena, including climate conditions;

•	Acts of terrorism, including cybersecurity threats and related disruptions; and

•	Additional risks described in our filings with the Securities and Exchange Commission (SEC).

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this announcement. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in Williams’ and WPZ’s annual reports on Form 10-K each filed with the SEC on Feb. 26, 2014, ACMP’s annual report on Form 10-K filed with the SEC on February 21, 2014 as amended by its Form 10-K/A filed with the SEC on March 3, 2014 and each of their respective quarterly reports on Form 10-Q available from their offices or websites at www.williams.com, www.williamslp.com, and www.accessmidstream.com

Important Information:

In connection with the proposed merger of ACMP and WPZ, ACMP will file with the SEC a Registration Statement on Form S-4 that will include a consent statement of WPZ that will also constitute a prospectus of ACMP. WPZ will mail the consent statement/prospectus to the holders of WPZ units. Investors are urged to read the consent statement/prospectus and other relevant documents filed with the SEC regarding the proposed transaction when they become available, because they will contain important information. The consent statement/prospectus and other documents that will be filed by ACMP and WPZ with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made either to Access Midstream Partners L.P., 525 Central Park Drive, Oklahoma City, Oklahoma 73105, Attention: Investor Relations, or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

ACMP, WPZ and certain of their directors and executive officers may be deemed to be “participants” (as defined in Schedule 14A under the Exchange Act) in respect of the proposed transaction. Information about ACMP’s directors and executive officers is available in ACMP’s annual report on Form 10-K for the fiscal year ended December 31, 2014, as amended, initially filed with the SEC on February 21, 2014. Information about WPZ’s directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on February 26, 2014. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction. Investors should read the consent statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from WPZ or ACMP using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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